UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, December 2024

Commission File Number 001-41776

SOLOWIN HOLDINGS

(Translation of registrant’s name into English)

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

On December 17, 2024, an Extraordinary General Meeting of Members (the “Meeting”) of SOLOWIN HOLDINGS (the “Company”) was held at 10:00 a.m. Hong Kong time (December 16, 2024, at 9:00 p.m. Eastern Time) at Room 1910-1912A, Tower 3, China Hong Kong City, 33 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong, pursuant to notice duly given.

Shareholders of the Company’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), as of the close of business on November 11, 2024 (the “Record Date”), were entitled to receive notice of and vote at the Meeting or any adjournment or postponement thereof. As of the Record Date, there were 15,980,000 Ordinary Shares issued and outstanding. A total of 11,411,649 Ordinary Shares (71.41%), constituting a quorum, were represented in person or by valid proxies at the Meeting.

The shareholders voted on one proposal at the Meeting. The proposal was described in detail in the Company’s notice and proxy statement dated November 27, 2024, the relevant portions of which are incorporated herein by reference. At the Meeting, the shareholders adopted the following resolution:

RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(A)	the authorized share capital of the Company be and is hereby re-designated as follows:

From: US$100,000 divided into 1,000,000,000 shares of a nominal or par value of US$0.0001 each;

To: US$100,000 divided into 950,000,000 Class A ordinary shares of a nominal or par value of US$0.0001 each and 50,000,000 Class B ordinary shares of a nominal or par value of US$0.0001 each;

By: the re-designation and re-classification of 941,867,700 unissued ordinary shares of a nominal or par value of US$0.0001 each into 941,867,700 Class A ordinary shares of a nominal or par value of US$0.0001 each with the rights attaching to such shares as set out in the Second Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting of Members;

By: the re-designation and re-classification of 41,960,000 unissued ordinary shares of a nominal or par value of US$0.0001 each into 41,960,000 Class B ordinary shares of a nominal or par value of US$0.0001 each with the rights attaching to such shares as set out in the Second Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting of Members; and

By: the re-designation and re-classification of 16,172,300 issued ordinary shares of a nominal or par value of US$0.0001 each into 8,132,300 Class A ordinary shares of a nominal or par value of US$0.0001 each and 8,040,000 Class B ordinary shares of a nominal or par value of US$0.0001 each as set out in the table below with the rights attaching to such shares as set out in the Second Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting of Members:

Name of Shareholder	Number of existing shares held	Number and class of shares to be held after the re-designation and re-classification of shares of the Company
Fortune Dynasty Global Limited	3,960,000	3,960,000 Class B ordinary shares
Gemini Asia Holdings Limited	4,080,000	4,080,000 Class B ordinary shares
All other shareholders	8,132,300	8,132,300 Class A ordinary shares

(B)	that the Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting of Members.

The votes regarding this proposal were as follows:

Votes For	Votes Against	Abstentions
11,080,608	297,948	33,093

The Second Amended and Restated Memorandum and Articles of Association approved by the Company’s shareholders at the Meeting are attached hereto as Exhibit 99.1 and incorporated by reference herein:

This Form 6-K, including the Exhibit 99.1 is hereby incorporated by reference into the registration statements of the Company on Form S-8 (File No. 333-275337) and Form F-3 (File No. 333-282552) and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2024	SOLOWIN HOLDINGS

	By:	/s/ Shing Tak Tam
Shing Tak Tam
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Second Amended and Restated Memorandum and Articles of Association

4